Daniel M. Miller Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

September 11, 2025

Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549

Re:	Alaska Silver Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 11, 2025
CIK No. 0001893899

Dear Sirs and Mesdames:

On behalf of our client, Alaska Silver Corp. (the “Company ”), and pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder, we transmit for your review the Company’s responses to the Staff’s letter of comments, dated August 28, 2025 (the “Comment Letter”), in respect of the above noted submission (the “Draft Registration Statement”). The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter. In connection with this letter, a Registration Statement (the “Registration Statement”) is being filed concurrently herewith. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Dorsey & Whitney LLP by the Company.

Amendment No. 1 to Draft Registration Statement on Form S-1
Risk Factors
Certain of our directors and officers also serve as directors and/or officers of other companies….., page 28

1.	We note your response to prior comment 6 and reissue in part. Please expand your disclosure to explain how you expect to resolve potential conflicts of interest with your directors and executive officers.

The requested disclosure has been provided in the noted risk factor.

U.S. Securities and Exchange Commission

September 11, 2025

Use of Proceeds, page 33

2.	We note your response to prior comment 7 and reissue in part. Please revise to provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.

The requested disclosure has been provided in the Use of Proceeds section of the Registration Statement.

Business
Governmental Approvals and Regulations, page 47

3.	We note your response to prior comment 9. Your risk factor disclosure indicates your operations are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety; that you expect to make significant expenditure to comply with the extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species; and that all phases of your operations in Alaska will be subject to extensive federal and state environmental regulation. Please expand your disclosure in this section to better describe the individual federal, state and local laws and regulations which govern your operations. Refer to Item 101(h)(4)(viii) of Regulation S-K.

The requested disclosure has been provided in the section of the Registration Statement entitled “Business – Governmental Approvals and Regulations”.

Properties, page 54

4.	We note your disclosure of Waterpump Creek mineral resources in Table 1-5. Please disclosure the point of reference (in situ, mill feed, etc.) and the class of mineral resource (measured, indicated, or inferred) as required by Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.

The requested revisions have been made in Table 1-5.

Description of Securities, page 78

5.	We note your response to prior comment 17 and reissue. Please revise to include risk factor disclosure regarding any potential material dilutive effect(s) of the outstanding Warrants and Finder Warrants to investors in this offering.

A new risk factor has been included in the “Risk Factors” section of the Registration Statement.

U.S. Securities and Exchange Commission

September 11, 2025

6.	You provide on page 79 that as of the date of the filing of the prospectus you have 244 registered shareholders of your subordinate voting shares and 44 registered shareholders of your proportionate voting shares. However, on page 81 you note that there are approximately 247 subordinate voting shareholders and 63 proportionate voting shareholders of record as of May 20, 2025. Please reconcile the discrepancy between the two dates and numbers of voting shareholders or advise.

The disclosure in the Registration Statement has been updated to provide the number of shareholders as of the same date.

7.	You provide that the Board may determine by resolution that it is no longer in the Company’s best interests that the proportionate voting shares be maintained as a separate class of shares of the Company, and if so determined, all proportionate voting shares will automatically, without any action on the part of the holder, be converted into subordinate voting shares on the basis of 100 subordinate voting shares for each 1 proportionate voting share. Please revise your risk factor(s) to expressly address the dilution risk related to this potential for action by the Board.

The requested disclosure has been provided on page 10 of the Registration Statement.

Index to Financial Statements, page F-1

8.	Please revise to cite the correct periods of the audited financial statements.

The requested revisions have been made to the Index to Financial Statements. In addition, the Index to Financial Statements has been updated to reference the quarter ended June 30, 2025.

Note 8. Promissory Note, page F-10

9.	Explain your basis for allocating $747,488 of the total proceeds to subordinate voting share purchase warrants. In this regard, we note that you have allocated the fair value of the warrants first with the remaining balance of the proceeds allocated to the notes. Please tell us how you considered the guidance in ASC 470-20-25-2 and cite the relevant literature that supports your accounting.

The Company has revised its accounting for its March 2025 promissory note and has amended Note 8 to the financial statements for the period ended June 30, 2025 that are included in the Registration Statement, to comply with the guidance in ASC 470-20-25-2.

U.S. Securities and Exchange Commission

September 11, 2025

Additional Oral Comment

10.	Further to comment 3, please explain how the company determined to remove the risk factor “We are subject to extensive regulation…..”

The noted risk factor has been reinserted into the Registration Statement.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Kit Marrs
Darren Morgans
Alaska Silver Corp.